Exhibit 99.1

Akanda Completes Acquisition of Holigen, Advancing Cannabis Leadership Position in Europe, the Middle East and Africa (EMEA)

Adds prized cultivation, manufacturing and distribution assets and an award-winning genetics library, accelerating Akanda’s seed-to-patient model

London, May 2, 2022: International medical cannabis company Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN) today announced it has closed the acquisition of Holigen Limited (“Holigen”) from The Flowr Corporation (“Flowr”) (TSXV: FLWR, OTC: FLWPF), accelerating Akanda’s seed-to-patient business model in the EMEA region, improving the Company’s ability to meet growing demand for medical cannabis and positioning it for adult use markets as regulations evolve.

“Holigen provides the added superior genetics, capacity, and route-to-market Akanda needs to ensure that we capture more than our share of the rapidly emerging cannabis market across the EMEA region,” said Tej Virk, Chief Executive Officer of Akanda. “Together with Holigen, we are positioned to be a leader in today’s medical cannabis environment and to have the ability to scale to the recreational opportunity as it unfolds. Now that the acquisition has closed, I look forward with to working with Tom Flow and his team to leverage the platforms of both companies.”

Under terms of the agreement, Akanda acquired 100% of the issued and outstanding shares of Holigen for a combination of approximately US$3.0 million in cash (C$3.75 million), 1.9 million Akanda common shares, and the assumption at RPK of approximately US$4.3 million (€4.0 million) of debt which is non-recourse to Akanda. In addition, to further align Akanda and Flowr, concurrently with the closing of the acquisition, Akanda purchased 14,285,714 Flowr common shares for aggregate gross proceeds to Flowr of approximately US$790,000 (C$1.0 million) at a price per share of C$0.07. Akanda has provided at least US$678,000 of interim funding to Holigen to support its working capital needs prior to closing.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa; Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships with Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK, and Cantourage, which operates a platform for bringing medical cannabis to Europe.

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Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Media Contacts

United States:

Annie Grant

Allison + Partners

akanda@allisonpr.com

Europe:

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development, manufacturing plans, regulatory landscape, potential acquisitions and synergies, integration plans and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

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